Exhibit 12.1

GRAMERCY PROPERTY TRUST

Computation of Ratio of Earnings to Fixed Charges and Preferred Shares Dividend

(Unaudited, Dollar Amounts in Thousands)

For the Nine Months Ended September 30,	Year Ended December 31,
2015	2014	2013	2012	2011	2010
Earnings
Income (Loss) from Continuing Operations, Pre-tax	$3,785	$56,002	$(1,779)	$(15,011)	$(20,340)	$(25,962)
Add (Subtract):
Extraordinary Loss (Gains)	—	—	—	—	—	—
Loss (Income) from Joint Ventures and Equity Investments	974	(1,959)	5,662	2,904	(121)	303
Distributions from Joint Ventures and Equity Investments	309	3,373	7,985	—	—	—
Fixed Charges	23,225	16,857	16,386	88,159	186,620	201,653
Capitalized Interest	—	—	—	—	—	—
Income Before Fixed Charges and Preferred Stock Dividends	$28,293	$74,273	$28,254	$76,052	$166,159	$175,994

Fixed Charges
Interest Expense	$23,225	$16,857	$16,386	$88,159	$186,620	$201,653
Capitalized Interest	—	—	—	—	—	—
Ground Lease Payments	—	—	—	—	—	—
Total Fixed Charges	$23,225	$16,857	$16,386	$88,159	$186,620	$201,653
Preferred Stock Dividends	4,676	7,349	7,162	7,162	7,162	8,798
Total Fixed Charges and Preferred Stock Dividends	$27,901	$24,206	$23,548	$95,321	$193,782	$210,451

Ratio of Earnings to Fixed Charges	1.2	x	4.4	x	1.7	x	0.9	x	0.9	x	0.9	x
(Deficiency)	N/A	N/A	N/A	$(12,107)	$(20,461)	$(25,659)

Ratio of Earnings to Fixed Charges and Preferred Shares Dividends	1.0	x	3.1	x	1.2	x	0.8	x	0.9	x	0.8	x
(Deficiency)	N/A	N/A	N/A	$(19,269)	$(27,623)	$(34,457)